INVESTOR PRESENTATION

November 2020



Congratulations! You won the signed game-used football.

Meet us at side-line for pick-up.

**First TD of the Season
Signed Game-Used Football**
Item sold for
$755.00

You won this item



I Got It®

HOLDINGS CORP.

 **I Got It**® is a **mobile application** that provides an **innovative platform** with **live auction technology** and **targeted marketing** to *drive app engagement and multi-channeled revenue.*

Dream It. Own It. Experience It.

Strategic Value Proposition

✓ Quick, game-specific auctions increase fan engagement, at home or in stadium

✓ Enhances connection with remote viewers in entertaining manner

✓ Future dated experience auctions spur fans interest in returning to live events

✓ Event specific memorabilia adds to viewer experience

✓ Auction activity drives traffic to team app

✓ Value creation for existing merchandise licensees

✓ Charitable giving functionality deepens fan allegiance

✓ Strong data collection for meaningful marketing analytics

		Start: 8:30 PM	
→	Round 1	$1	2,000 fans
→	Round 2	$5	1,800 fans
→	Round 3	$20	1,500 fans
→	Round 4	$50	1,000 fans
→	Round 5	$100	400 fans
→	Round 6	$200	25 fans
→	Round 7	$450	10 fans
→	Round 8	$700	1 fan wins
		End: 8:37 PM	

I Got It

Flexible Collaboration Forms


I Got It
Dream It. Own It. Experience It.


White Label APP
TEAM
powered by
I Got It.


TEAM
APP
iGot It! Auction technology integrated in existing Team App

- ✓ Host auction events on the IGI platform
- ✓ Ready-to-deploy alternative
- ✓ No internal development costs/time
- ✓ User-friendly administration back-end
- ✓ Benefit from fans diversity of interests
- ✓ Entices fans to engage with brand

- ✓ Host auctions on dedicated app
- ✓ iGot It! to develop at no cost to partner
- ✓ Partner consistent branding
- ✓ No integration risk with primary app
- ✓ Quick roll-out and implementation
- ✓ Brand recognition facilitates downloads
- ✓ Connectivity options to partner apps

- ✓ Most brand continuity
- ✓ Partner maintains control over app
- ✓ User activity concentrated in primary app
- ✓ IGI provides fully functional SDK
- ✓ Seamless integration & user experience
- ✓ Most potential auction participants
- ✓ Ease of driving secondary activity

PLL - Demonstrated Success

July 2020 – August 2020

Championship Series Highlights





1:16
PLL Battle for the Crown First Round
All
Raffle Price
$ 0.00
Time Remaining
5 hr 43 mins
Current Price
$ 209.00
Time Remaining
5 hr 45 mins
Game Issued Atlas Cleat Signed by Paul Rabil
Game Issued Chaos Cleats Signed by Conno...
Current Price
$ 211.00
Time Remaining
5 hr 45 mins
Current Price
$ 135.00
Time Remaining
5 hr 53 mins

- Hosted ~300 auctions spread over two weeks and 20 games
- Highest value auctions raised up to ~$1,500 for signed, game-used helmets
- Autographed game-worn jerseys sold for average ~$650 per item
- Game-used balls sold for up to $400 each
- Signed merchandise sold for ~200% of retail prices

App Downloads	6,253
Unique Bidders	2,169
Total Bids	4,164
Avg. Game-Used Price	$346.98
Avg. Team Signed Price	$ 842.29

I Got It 5

Significant Partnership Traction



Partnerships Agreed

PLL

- 2020 Championship Series concluded
- $35K sponsorship investment
- IGI 75% revenue share
- ~325 items auctioned
- Extension through 22/23 season in negotiation



New Orleans Saints

- 2020-2023 multi-year agreement
- >400 auction slots
- Substantial package marketing promotion
- Hospitality & experiences provided
- Fanatics hosting all memorabilia auctions on IGI platform
- IGI retains 100% of hospitality auctioned
- Revenue share to IGI



Cleveland Cavaliers

- 2021-2022 multi-year agreement
- >330 auction slots
- Substantial package marketing promotion
- Hospitality & experiences provided
- Fanatics hosting all memorabilia auctions on IGI platform
- IGI keeps 100% of revenue on independent auctions
- Revenue Share to IGI



New Orleans Pelicans

- 2020-2023 multi-year agreement
- >410 auction slots
- Substantial package marketing promotion
- Hospitality & experiences provided
- Fanatics agreement to provide memorabilia for auctions on IGI platform
- Revenue Share to IGI

Active Client Pipeline

Advanced Negotiations



Optimistic Prospects



Attractive Business Model

- ✓ **No inventory risk, Fanatics cooperation secured**

- ✓ **Technology platform and management team commitment enables negligible operating expenditure**

- ✓ **Commissions-based profit participation yields high margins**

- ✓ **iGot It! advertising revenue offers scalable margins to sales commissions**

- ✓ **Incremental revenues to the team via rights fees, so there is an alignment of interests**

SAINTS

- **iGot It! Holdings Corp. ("IGI") to pay $200,000 in rights fees**
- **IGI to receive 50% revenue share on Saints "experience" items**
- **IGI to receive 25% of revenue share on Fanatics auction items**
- **IGI to receive suite access and field passes (2 games) and 12 season tickets**
- **Minimum of 400 auctions to be held annually**
- **Extensive promotion and marketing support included**

PELICANS

- **iGot It! Holdings Corp. ("IGI") to pay $100,000 in rights fees**
- **IGI to receive 20% of retail profits defined as gross revenue less direct costs**
- **Hospitality and marketing support to be mutually agreed, including full complement of social media channels and ticket bank of $15,000**
- **Endorsement deal with Jrue Holiday, a star player on team**

Executive Leadership



NICOLE JOHNSON

Vice Chairperson

Strategic Marketing Professional with 18+ years of experience in the wide range of consumer good industry. Combining deep industry research knowledge with campaign development, product launch and media expertise to elevate brand profiles.



JOSEPH DEPERIO

Chairman of the Board

Advises company on strategic matters and capital planning, in addition to his role overseeing the operations of SportBLX. Prior to founding SportBLX, Mr. DePerio was a senior portfolio manager at Clinton Group. In this capacity, Mr. DePerio identified and originated investment ideas and led the research and investment process. Mr. DePerio has a BA with honors from Brown University having been enrolled in the program for liberal medical education.

THANK YOU

 I Got It ®

NICOLE JOHNSON7

INFO@IGOTITAPP.COM